SCHEDULE A

Transactions in the Shares of Common Stock of the Company by the Reporting Persons Since the Filing of Amendment No. 3

The following table sets forth all transactions in the shares of Common Stock reported herein effected since the filings of Amendment No. 3. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

08/22/2025	(500,000)	13.2816	13.2500 – 13.4000
09/09/2025	(23,225)	13.2501	13.2500 – 13.2550
09/10/2025	(239,612)	13.2258	13.2500 – 13.4925
09/11/2025	(350,566)	13.2758	13.2500 – 13.4000
09/18/2025	(5,000)	13.5018	13.5000 – 13.5050
09/19/2025	(100,000)	13.6727	13.6500 – 13.6800
09/23/2025	(206,776)	13.8679	13.7500 –14.0050
09/30/2025	(88,497)	13.4930	13.1700 – 13.6300
10/01/2025	(87,584)	13.7421	13.5850 – 13.8850
10/02/2025	(89,811)	13.8847	13.6100 – 14.0000
10/03/2025	(4,505)	13.8848	13.8200 – 13.9300
10/06/2025	(106,388)	13.4531	13.3500 – 13.5600
10/07/2025	(119,950)	13.0825	13.0100 – 13.4250
10/08/2025	(73,057)	13.0779	12.9600 – 13.1750
10/09/2025	(87,576)	12.9866	12.8500 – 13.0350
10/10/2025	(83,965)	12.9801	12.8600 – 13.2800
10/13/2025	(86,669)	12.6083	12.4750 – 13.0394
10/14/2025	(86,563)	12.5500	12.4100 – 12.6200
10/15/2025	(136,477)	12.7863	12.5750 – 12.8750